SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended March 26, 2004

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)

Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
(Address of Registrant’s Principal Executive Office)

c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions)

	March 26,	December 26,
	2004	2003
	Unaudited
Assets

Current assets:
Cash and cash equivalents	$18.5	$51.0
Trade accounts receivable, net of allowance of $18.8 and $17.1, respectively	234.7	195.2
Advances to growers and other receivables, net of allowance of $13.4 and $13.3, respectively	42.0	41.1
Inventories	239.4	215.1
Deferred income taxes	3.0	3.0
Prepaid expenses and other current assets	15.4	7.6

Total current assets	553.0	513.0

Investments in unconsolidated companies	19.2	18.2
Property, plant and equipment, net	752.9	741.0
Deferred income taxes	26.3	27.5
Other noncurrent assets	20.6	23.0
Goodwill	169.2	168.5

Total assets	$1,541.2	$1,491.2

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

CONSOLIDATED BALANCE SHEETS (continued)
(U.S. dollars in millions, except share data)

	March 26,	December 26,
	2004	2003
	Unaudited
Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued expenses	$340.0	$325.8
Current portion of long-term debt and capital lease obligations	13.4	14.0
Deferred income taxes	8.4	8.4
Income taxes payable	14.4	21.7

Total current liabilities	376.2	369.9

Long-term debt	13.2	14.5
Capital lease obligations	13.4	15.0
Retirement benefits	54.0	55.1
Other noncurrent liabilities	57.2	59.4
Deferred income taxes	31.4	31.4

Total liabilities	545.4	545.3

Minority interest	3.8	3.7

Commitments and contingencies

Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 57,360,018 and 57,282,518 shares issued and outstanding, respectively	0.6	0.6
Paid-in capital	375.5	367.3
Retained earnings	657.0	621.4
Accumulated other comprehensive loss	(41.1)	(47.1)

Total shareholders’ equity	992.0	942.2

Total liabilities and shareholders’ equity	$1,541.2	$1,491.2

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

CONSOLIDATED STATEMENTS OF INCOME
Unaudited
(U.S. dollars in millions, except share and per share data)

	Quarter ended
	March 26,	March 28,
	2004	2003
Net sales	$713.8	$643.8
Cost of products sold	636.6	536.8

Gross profit	77.2	107.0
Selling, general and administrative expenses	27.9	25.2

Operating income	49.3	81.8
Interest expense	1.3	2.8
Interest income	0.2	0.2
Other income	1.7	14.6

Income before provision for income taxes	49.9	93.8
Provision for income taxes	2.9	5.7

Net income	$47.0	$88.1

Net income per share — Basic	$0.82	$1.57

Net income per share — Diluted	$0.81	$1.55

Dividends declared per ordinary share	$0.20	$0.05

Weighted average number of ordinary shares outstanding:
Basic	57,303,842	56,215,957
Diluted	57,829,988	56,995,384

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(U.S. dollars in millions)

	Quarter ended
	March 26,	March 28,
	2004	2003
Operating activities:
Net income	$47.0	$88.1
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	16.3	14.9
Amortization of debt issuance costs	0.2	0.9
Equity in earnings of unconsolidated companies, net of dividends	(0.6)	(0.4)
Other, net	0.2	(0.6)
Changes in operating assets and liabilities, net of acquisitions:
Receivables	(39.2)	(44.7)
Inventories	(24.5)	(11.5)
Prepaid expenses and other current assets	(7.8)	(9.5)
Accounts payable and accrued expenses	18.6	8.9
Other noncurrent assets and liabilities	(1.3)	(0.7)

Net cash provided by operating activities	8.9	45.4

Investing activities:
Capital expenditures	(26.7)	(13.6)
Purchase of subsidiary, net of cash acquired	—	(99.8)
Other investing activities, net	(0.2)	-

Net cash used in investing activities	(26.9)	(113.4)

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
Unaudited
(U.S. dollars in millions)

	Quarter ended
	March 26,	March 28,
	2004	2003
Financing activities:
Proceeds from long-term debt	$59.7	$327.1
Payments on long-term debt	(63.9)	(250.1)
Proceeds from stock options exercised	1.2	0.1
Payment of dividends	(11.5)	(2.8)

Net cash provided by (used in) financing activities	(14.5)	74.3

Effect of exchange rate changes on cash and cash equivalents	—	0.3

Cash and cash equivalents:
Net change	(32.5)	6.6
Beginning balance	51.0	9.5

Ending balance	$18.5	$16.1

Supplemental cash flow information:
Cash paid for interest, net of capitalized interest	$0.9	$1.9

Cash paid for income taxes	$1.3	$8.1

Supplemental non-cash activities:
Capital lease obligations for new assets	$0.1	$1.4

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

1. General

Fresh Del Monte Produce Inc. (“Fresh Del Monte”) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 43.9% owned by IAT Group Inc., which is 100% owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.5% of the outstanding ordinary shares of Fresh Del Monte.

In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte and subsidiaries include all adjustments, consisting of normal recurring adjustments, necessary to present fairly their financial position as of March 26, 2004 and their operating results and cash flows for the period then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2004 year.

For additional information, see Fresh Del Monte’s Consolidated Financial Statements included in Fresh Del Monte’s Annual Report on Form 20-F for the year ended December 26, 2003.

2. Standard Fruit and Vegetable Co. Acquisition

On January 27, 2003, Fresh Del Monte acquired Standard Fruit and Vegetable Co., Inc. (“Standard”), a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which serves retail chains, foodservice distributors, and wholesalers in approximately 30 states. The acquisition provided Fresh Del Monte with a highly complementary distribution network, which included four distribution facilities and increased Fresh Del Monte’s presence in key markets in the United States. In addition, the acquisition allowed Fresh Del Monte to increase its product offerings to include tomatoes, potatoes, onions and an extensive line of specialty items. The total consideration paid in connection with the Standard acquisition was approximately $102.2 million (including $2.2 million in acquisition costs). The purchase price of $100.0 million is subject to certain escrow/holdback provisions valued at $10.0 million to secure payment by the seller of any amounts that become due to Fresh Del Monte under the acquisition agreement. Of the total escrow/holdback provision pursuant to the acquisition agreement, $2.5 million was held back by Fresh Del Monte and $7.5 million was placed in escrow and subsequently released. The holdback of $2.5 million is recognized as a liability in “other noncurrent liabilities” in the accompanying balance sheet at March 26, 2004. The assets acquired consisted primarily of current assets and property, plant and equipment.

The acquisition has been accounted for as a purchase under Statement of Financial Accounting Standards No. 141, “Business Combinations”, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

2. Standard Acquisition (continued)

The excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to approximately $85.3 million, of which $6.7 million was allocated to separately identified intangible assets included in other non-current assets and is being amortized over its useful life of two to five years. The remaining $78.6 million was allocated to goodwill and was included in the “other fresh produce” reporting segment. None of the goodwill is tax deductible. The goodwill and other intangible assets are being accounting for under SFAS 142. Effective January 28, 2003, the operating results of the Standard operations were consolidated with the operating results of Fresh Del Monte.

The following table summarizes the estimated fair values of the tangible assets acquired and liabilities assumed at the date of acquisition (U.S. dollars, in millions):

Current assets	$19.0
Property and equipment	18.5
Other noncurrent assets	1.8
Current liabilities	(19.0)
Deferred tax liability	(3.4)

Net assets acquired	$16.9

The following unaudited pro forma information presents a summary of 2003 consolidated results of operations of Fresh Del Monte as if the Standard acquisition had occurred as of December 28, 2002 (U.S. dollars in millions, except share and per share data):

Quarter ended
March 28,
2003
Net sales	$666.7
Net income	$88.6
Basic net income per share	$1.58
Diluted net income per share	$1.56
Number of ordinary shares used in computation:
Basic	56,215,957
Diluted	56,995,384

The unaudited pro forma results have been prepared for comparison purposes only and do not purport to represent what the actual results of operations would have been had the acquisition occurred on December 28, 2002 and may not be indicative of future results of operations.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

3. Inventories

Inventories consisted of the following (U.S. dollars in millions):

	March 26,	December 26,
	2004	2003
Fresh produce	$87.9	$65.9
Raw materials and packaging supplies	83.4	82.2
Growing crops	68.1	67.0

	$239.4	$215.1

4. Long-Term Debt

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (the “Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent, which replaced the existing $450.0 million revolving credit facility including the $135.0 million five-year term loan maturing on May 10, 2005 (“Term Loan”).

The Credit Facility includes a swing line facility and a letter of credit facility as was the case with the previous credit facility. The Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets, permits borrowings with an interest rate based on a spread over London Interbank Offer Rate (“LIBOR”) and expires on March 21, 2007. There were no outstanding borrowings under the Credit Facility at March 26, 2004 or December 26, 2003.

5. Comprehensive Income

Fresh Del Monte had comprehensive income of $53.0 million and $87.9 million for the three months ended March 26, 2004 and March 28, 2003, respectively. Comprehensive income for the quarter ended March 26, 2004 consisted of net income of $47.0 million, unrealized foreign currency translation gains of $0.4 million and net unrealized gains on derivatives of $5.6 million. Comprehensive income for the quarter ended March 28, 2003 consisted primarily of net income of $88.1 million, unrealized foreign currency translation losses of $1.1 million and net unrealized gains on derivatives of $0.9 million.

6. Stock Based Compensation

As permitted under Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FAS 123” (“SFAS No. 148”), which amended Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), Fresh Del Monte has chosen to account for its Stock Plan under the

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

6. Stock Based Compensation (continued)

intrinsic value method as allowed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations. Under APB No. 25, because the exercise price of Fresh Del Monte’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. SFAS No. 148 requires disclosure of the estimated fair value of employee stock options granted and pro forma financial information assuming compensation expense was recorded using these fair values.

For purposes of pro forma disclosures required by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following information shows the effect on net income and earnings per share as if Fresh Del Monte had applied the fair value recognition provisions of SFAS No. 123 for the first quarter of 2004 and 2003 (U.S. dollars in millions, except share and per share data):

	Quarter ended
	March 26, 2004	March 28, 2003
Reported net income	$47.0	$88.1
Stock-based employee compensation expense under fair value method	(0.2)	(1.5)

Adjusted net income	$46.8	$86.6

Adjusted net income per ordinary share:
Basic	$0.82	$1.54
Diluted	$0.81	$1.52

Number of ordinary shares used in Computation:
Basic	57,303,842	56,215,957
Diluted	57,632,449	56,995,384

7. Hurricane Mitch

In 1998, Fresh Del Monte’s Guatemalan banana operations were damaged as a result of Hurricane Mitch. Fresh Del Monte maintained insurance for both property damage and business interruption applicable to its production facilities, including its operations in Guatemala. The policies providing the coverage for losses caused by Hurricane Mitch were subject to deductibles of $0.1 million for property damage and business interruption. Fresh Del Monte recorded recoveries under its business interruption policy related to the damage of its operations in Guatemala caused by Hurricane Mitch of $11.5 million during the quarter ended March 28, 2003, which is included in “Other income” in the Consolidated Statement of Income.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

8. Contingencies

Starting in December 1993, two of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million (the majority of which was recovered from the insurance carriers) with counsel representing approximately 25,000 individuals. Under the terms of the settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who alleged employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of the settlement. A number of plaintiffs represented by new counsel in the Philippines have challenged before the Philippine court whether the settlement funds were properly distributed to their clients.

On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action is brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to a Fresh Del Monte subsidiary at the time of DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of the plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe that they have substantial defenses to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. The Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

Fresh Del Monte’s U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte’s subsidiaries for forum non conveniens and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs’ petition for an appeal. On April 22, 2003, the Hawaiian plaintiffs’ appeal of the dismissal was affirmed by the Supreme Court of the United States, thereby remanding the action to the Hawaiian State Court.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

8. Contingencies (continued)

On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non-settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting claims similar to those arising in the Texas cases due to the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte’s subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000. Fresh Del Monte’s subsidiary has settled with all but 13 of the Canales Martinez plaintiffs. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens. On November 12, 2002, the Court of Appeals denied the petition, but stated that the district court should examine further the forum non conveniens issues. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana.

On November 15, 1999, one of Fresh Del Monte’s U.S. subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are claiming against Fresh Del Monte’s subsidiaries.

On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the initial complaint did not include Fresh Del Monte’s U.S. subsidiary as a defendant) in federal court to include one of Fresh Del Monte’s subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Fresh Del Monte’s U.S. subsidiary answered the complaint denying all the plaintiffs’ claims and asserting substantial defenses. The trial for the initial panel of 34 plaintiffs commenced on January 12, 2004. After Fresh Del Monte’s subsidiary rested its case and prior to jury instructions being administered to the jury, Fresh Del Monte’s subsidiary reached a confidential settlement with the initial panel of plaintiffs and the

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

8. Contingencies (continued)

remaining 320 plaintiffs that were to be tried after the conclusion of this initial trial. On March 16, 2004, the law firms representing the plaintiffs executed the settlement agreement and joint tortfeasor release and the action against Fresh Del Monte’s subsidiary, as well as the other grower defendants, was dismissed with prejudice. On March 25, 2004, Fresh Del Monte’s subsidiary filed its notice of settlement and petition for determination of good faith settlement which was entered by the court on April 19, 2004.

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (“Kunia Well Site”). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 and a final draft feasibility study in December 1999 (which was updated from time to time) for review by the EPA. The EPA approved the remedial investigation report in February 1999 and the feasibility study on April 22, 2003.

As a result of communications with the EPA during 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site to $19.1 million. Based on conversations with the EPA during the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean up costs for the Kunia Well Site to $26.1 million, which is included in other noncurrent liabilities in the accompanying balance sheet at March 26, 2004.

On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million to $28.7 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. Fresh Del Monte’s subsidiary intends to negotiate a consent decree with the EPA for the performance of the clean up work by the second quarter of 2004. It is estimated that a consent decree with the EPA will be entered during the fourth quarter of 2004.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

8. Contingencies (continued)

In August of 2002, Fresh Del Monte’s subsidiary received information that additional spills of certain chemicals and DBCP may have occurred at the plantation during the 1950s and 1960s. Fresh Del Monte’s subsidiary reported this information to the EPA and submitted a plan to the EPA to investigate for potential contamination. The sampling plan was performed in October 2002. The results of the sampling plan indicated that such spills that may have occurred did not cause significant contamination and should not impact the projected remedial costs for the Kunia Well Site.

On November 13, 2002, Eastbrook Caribe A.V.V., an Aruba company, which claims to be an assignee of certain individuals and entities purporting to be former indirect shareholders of Fresh Del Monte’s predecessor, filed in the Supreme Court of the State of New York (Trial Court), County of New York, a summons with notice purporting to assert claims against Fresh Del Monte, a subsidiary of Fresh Del Monte and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “New York Complaint”). On April 16, 2003, Fresh Del Monte was served with the New York Complaint in this matter.

On December 30, 2002, Fresh Del Monte was served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by 11 Mexican individuals and corporations, who claim to have been former indirect shareholders of Fresh Del Monte’s predecessor, against Fresh Del Monte, and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “Florida Complaint”).

The New York Complaint and the Florida Complaint both allege that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell the company’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part Fresh Del Monte’s motion to dismiss the Florida Complaint. The court dismissed two of the eleven counts of the Florida Complaint. On May 19, 2003, Fresh Del Monte filed a motion to dismiss the New York Complaint which was granted by the court on January 13, 2004. Fresh Del Monte believes that the allegations of the remaining Florida Complaint are entirely without merit.

On December 24, 2003 a fruit wholesaler sued two of Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York. The wholesaler claims to have purchased the Del Monte Gold™ pineapple and brings the action as a putative class action on behalf of all direct purchasers of the Del Monte Gold™ pineapple from March 1, 1996 through May 6, 2003. The complaint alleges claims for monopolization and attempted monopolization in violation of the Section 2 of the Sherman Act and for unjust enrichment under common law.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

8. Contingencies (continued)

On January 29, 2004, another entity filed an action against Fresh Del Monte’s subsidiaries based on the same allegations as the complaint referred to above.

On April 16, 2004, the above mentioned entities and one additional entity filed a consolidated complaint against Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York which replaces the putative actions filed by the three individual entities referred to above. The plaintiffs are wholesalers who claim to have purchased Del Monte Gold™ pineapples from Fresh Del Monte’s subsidiaries. This consolidated action is brought as a putative class action on behalf of all direct purchasers of the Del Monte Gold™ pineapples from March 1, 1996 through the present. The complaint alleges claims for monopolization and attempted monopolization in violation of Section 2 of the Sherman Act and for unjust enrichment under common law. The response to the complaint is due by May 3, 2004.

On March 5, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Tennessee on behalf of consumers who purchased the Del Monte Gold™ pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On April 14, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The response to the complaint is due by May 21, 2004.

On March 12, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York on behalf of consumers in the United States who purchased (other than for re-sale) the Del Monte Gold™ pineapple in the United States between March 1, 1996 and May 6, 2003. The complaint alleges for causes of actions: (1) monopolization under federal law; (2) restraint of trade under the laws of approximately 25 states; (3) unfair and deceptive trade practices under the laws of approximately 45 states; and, (4) unjust enrichment under (unspecified) state law. The response to the complaint is due by May 6, 2004.

On March 17, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte and its subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaint alleges violations of the Cartwright Act; unfair competition in violation of the California Business and Professional Code; common law monopolization and unjust enrichment. On April 19, 2004, Fresh Del Monte removed this action to federal court. A response to the Complaint is due by May 17, 2004.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

8. Contingencies (continued)

On March 18, 2004, two alleged individual consumers filed putative class action complaints against Fresh Del Monte and its subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaints alleged common law monopolization; unfair competition in violation of the California Business and Professional Code; unjust enrichment and violations of the Consumer Legal Remedies Act. On April 19, 2004, Fresh Del Monte removed these actions to federal court. A response to the complaints is due by May 17, 2004.

On April 1, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York on behalf of consumers in the United States who purchased (other than for re-sale) the Del Monte Gold™ pineapple in the United States between March 1, 1996 and May 6, 2003. The complaint alleges for causes of actions: (1) monopolization under federal law; (2) restraint of trade under the laws of approximately 25 states; (3) unfair and deceptive trade practices under the laws of approximately 45 states; and, (4) unjust enrichment under (unspecified) state law. The complaint has not been served. Accordingly, no response is due.

On April 19, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaint alleges fraudulent concealment/tolling of statute of limitations, violations of the Florida Deceptive and Unfair Trade Practices Act and unjust enrichment. The response to the complaint is due by May 11, 2004.

In addition to the foregoing, we are involved from time to time in various claims and legal actions incident to our operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on us.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

9. Earnings Per Share

Basic and diluted per share income are calculated as follows (U.S. dollars in millions, except share and per share data):

	Quarter ended
	March 26,	March 28,
	2004	2003
Numerator:
Net Income	$47.0	$88.1

Denominator:
Denominator for basic earnings per share – weighted average number of ordinary shares outstanding	57,303,842	56,215,957
Employee stock options	526,146	779,427

Denominator for diluted earnings per share	57,829,988	56,995,384

Net Income per share:
Basic	$0.82	$1.57
Diluted	$0.81	$1.55

10. Retirement and Other Employee Benefits

The following table sets forth the net periodic cost of Fresh Del Monte’s postretirement plan and defined benefits pension plans for the quarter ended March 26, 2004 and March 28, 2003 (U.S. dollars in millions):

	Postretirement Plan		Defined Benefit Plans
	Quarter ended
	March 26,	March 28,	March 26,	March 28,
	2004	2003	2004	2003
Components of Net Periodic Benefit Cost:
Service cost	$—	$0.2	$0.1	$0.1
Interest cost	0.3	0.4	0.3	0.2
Expected return on plan assets	—	—	(0.2)	(0.2)

Net periodic benefit cost	$0.3	$0.6	$0.2	$0.1

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

11. Business Segment Data

Fresh Del Monte is principally engaged in one major line of business, the production, distribution and marketing of bananas and other fresh produce. Fresh Del Monte’s products are sold in markets throughout the world, with its major producing operations located in North, Central and South America, the Asia-Pacific region and Africa.

Through March 26, 2004, Fresh Del Monte’s operations have been aggregated on the basis of its products: bananas, other fresh produce and non-produce. Other fresh produce includes pineapples, melons, tomatoes, potatoes, onions, non tropical fruit including grapes, various vegetables and fresh-cut produce. Non-produce includes a third-party ocean freight container business, a plastic product and box manufacturing business, a poultry business and a grain business.

Fresh Del Monte evaluates performance based on several factors, of which net sales and gross profit are the primary financial measures (U.S. dollars in millions):

	Quarter ended
	March 26, 2004		March 28, 2003
	Net	Gross	Net	Gross
	sales	profit	sales	profit
Bananas	$263.5	$14.5	$253.3	$34.3
Other fresh produce	417.7	59.6	360.9	70.2
Non-produce	32.6	3.1	29.6	2.5

Total	$713.8	$77.2	$643.8	$107.0

	March 26, 2004	December 26, 2003
Identifiable assets:
North America	$407.0	$381.7
Europe	289.6	272.5
Asia-Pacific	73.5	55.1
Central and South America	505.4	490.1
Maritime equipment (including containers)	149.1	153.3
Corporate	116.6	138.5

Total assets	$1,541.2	$1,491.2

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

12. New Accounting Pronouncement

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation Number 46, “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation of Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements, “ provides guidance for identifying a controlling interest in a variable interest entity (“VIE”) established by means other than voting interests. FIN 46 also requires consolidation of a VIE by an enterprise that holds such a controlling interest. In December 2003, the FASB completed its deliberations regarding the proposed modification to FIN 46 and issued Interpretation Number 46R, “Consolidation of Variable Interest Entities – an Interpretation of ARB No.51” (“FIN46R”). The decision reached included a deferral of the effective date and provisions for additional scope exceptions for certain types of variable interests. Application of FIN 46R is required in financial statements of public entities that have interest in VIEs or potential VIEs commonly referred to as special-purpose entities for periods ending December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Fresh Del Monte adopted FIN 46R beginning in the first quarter of fiscal 2004 and it did not have a material impact on the Company’s financial position, results of operations or cash flows.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unaudited

Liquidity and Capital Resources

Net cash provided by operating activities was $8.9 million for the first three months of 2004 as compared to $45.4 million for the first three months of 2003. The decrease in cash provided by operating activities was primarily attributed to reductions in net income combined with higher balances in inventories, partially offset by higher accounts payable and accrued expenses. The increase in inventory is attributable to higher balances of fresh produce on hand at March 26, 2004 as compared with December 26, 2003.

Working capital was $176.8 million at March 26, 2004 and $143.1 million at December 26, 2003, an increase of $33.7 million.

Net cash used in investing activities for the first three months of 2004 was $26.9 million compared with net cash used in investing activities of $113.4 million for the first three months of 2003. Net cash used in investing activities for the first three months of 2004 consisted primarily of $26.7 million in capital expenditures for the expansion of production facilities in South America, distribution centers and fresh-cut facilities in Europe and North America and for information technology. Net cash used in investing activities for the first three months of 2003 consisted primarily of capital expenditures of $13.6 million and the acquisition of Standard Fruit and Vegetable Co., Inc. (“Standard”) for approximately $99.7 million, which included four distribution facilities and increased Fresh Del Monte’s presence in key markets in the United States. In addition, the acquisition allowed Fresh Del Monte to increase its product offerings to include tomatoes, potatoes, onions and an extensive line of specialty items. Capital expenditures in the first quarter of 2003 were primarily for expansion of our production facilities in South and Central America and distribution and fresh-cut facilities in North America.

Net cash used in financing activities for the first three months of 2004 was $14.5 million compared to net cash provided by financing activities of $74.3 million for the first three months of 2003. Net cash used in financing activities for the first three months of 2004 consisted primarily of net payments on long-term debt of $4.2 million combined with payment of cash dividends of $11.5 million. Net cash provided by financing activities for the first three months of 2003 consisted primarily of net proceeds from long-term debt of $77.0 million.

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (the “Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent, which replaced the then existing $450.0 million revolving credit facility including the $135.0 million five-year term loan maturing on May 10, 2005 (“Term Loan”). With drawdowns from the Credit Facility, Fresh Del Monte paid off all amounts outstanding under the previous credit facility.

At March 26, 2004, Fresh Del Monte had $392.6 million available under committed working capital facilities, all of which is represented by the Credit Facility. The Credit Facility includes a swing line facility and a letter of credit facility. At March 26, 2004, $7.4 million of available credit was applied towards the issuance of letters of credit. The Credit Facility is collateralized directly or indirectly by substantially all of

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
Unaudited

Liquidity and Capital Resources (continued)

Fresh Del Monte’s assets, permits borrowings with an interest rate based on a spread over the London Interbank Offered Rate (“LIBOR”) and expires on March 21, 2007. There were no outstanding borrowings on the Credit Facility at March 26, 2004.

As of March 26, 2004, Fresh Del Monte had $40.0 million of long-term debt and capital lease obligations, including the current portion, consisting of $11.6 million of long-term debt related to refrigerated vessel loans, $7.1 million of other long-term debt and $21.3 million of capital lease obligations.

As of March 26, 2004, Fresh Del Monte had cash and cash equivalents of $18.5 million.

Results of Operations

First Quarter 2004 Compared with First Quarter 2003

Net Sales. Net sales for the first quarter of 2004 were $713.8 million compared with $643.8 million for the first quarter of 2003. The increase in net sales of $70.0 million was primarily attributable to increased sales of other fresh produce, primarily due to higher net sales of tomatoes, potatoes, vegetables and fresh-cut produce principally in North America. Also contributing to the increase in net sales during the first quarter of 2004 is an increase in net sales of bananas that resulted from higher sales volumes in the European Region and an increase in net sales of non-tropical fruit in the European Region as a result of the Polish acquisition made during the fourth quarter of 2003.

Net sales were positively impacted by a weaker dollar versus the Euro, British pound and Japanese yen. The net effect of foreign exchange in the first quarter of 2004 compared with the same period of 2003 was an increase in net sales of approximately $25.5 million.

Cost of Products Sold. Cost of products sold was $636.6 million for the first quarter of 2004 compared with $536.8 million for the first quarter of 2003, an increase of $99.8 million primarily due to higher banana and other fresh produce sales volumes, combined with a 9% increase in banana per unit fruit cost and higher sea transportation costs as a result of additional vessel charters and higher rates. The increase in banana per unit fruit cost was primarily attributable to supply induced price increases in Ecuador sourced bananas during the first quarter of 2004 as compared with the first quarter of 2003.

Gross Profit. Gross profit was $77.2 million for the first quarter of 2004 compared with $107.0 million for the same period in 2003, a decrease of $29.8 million. As a percentage of sales, gross profit margin decreased to 10.8% in the first quarter of 2004 compared to 16.6% in the first quarter of 2003. Gross profit margin as a percent of sales decreased primarily as a result of lower banana per unit sales prices in North America and Europe and higher fruit cost in the banana and other fresh produce segments combined with higher sea transportation cost.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
Unaudited

First Quarter 2004 Compared with First Quarter 2003 (continued)

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $2.7 million from $25.2 million in the first quarter of 2003 to $27.9 million for the first quarter of 2004. The increase is principally due to higher selling and marketing expenses in the European Region. During the first quarter of 2004, selling, general and administrative expense as a percentage of net sales remained consistent with the first quarter of 2003 at 3.9%.

Operating Income. Operating income for the first quarter of 2004 decreased by $32.5 million to $49.3 million compared with $81.8 million for the first quarter of 2003 primarily as a result of lower gross profit.

Interest Expense. Interest expense decreased $1.5 million to $1.3 million for the first quarter of 2004 compared with $2.8 million for the first quarter of 2003, as a result of a lower average debt balance.

Other Income, Net. Other income, net decreased by $12.9 million from $14.6 million for the first quarter of 2003 to $1.7 million for the first quarter of 2004. The decrease is due primarily to insurance recoveries of $11.5 million recorded in the first quarter of 2003 under a business interruption insurance policy related to Hurricane Mitch, which disrupted the Guatemalan operations in 1998.

Provision for Income Taxes. Provision for income taxes decreased from $5.7 million in the first quarter of 2003 to $2.9 million in the first quarter of 2004 primarily due to lower taxable income in the United States. The overall tax rate during the first quarter of 2004 was consistent with the first quarter of 2003.

Seasonality

Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2004 year.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

_______

Disclosure Controls and Procedures

As of March 26, 2004, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a or 15d. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us that is required to be included in our periodic filings with the SEC. There have been no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect those internal controls subsequent to the date we carried out our evaluation, and there have been no corrective actions with respect to significant deficiencies or material weaknesses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.
Date: April 30, 2004	By:	/s/ Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President & Chief Financial Officer